UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Results of Chanson International Holding’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of Chanson International Holding, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) was held at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, at 9:30 a.m. Eastern Time, on October 26, 2026.

At the EGM, shareholders approved the following resolutions:

●	It is resolved, as an ordinary resolution, with immediate effect subject to the passing of the special resolution set out in Proposal No. 2 (Share Capital Reduction and Reorganisation), that the authorised share capital of the Company be increased from US$412,500 divided into 41,100,000 Class A ordinary shares of US$0.01 par value each and 150,000 Class B ordinary shares of US$0.01 par value each to US$412,500,000,000 divided into 41,100,000,000,000 Class A ordinary shares of US$0.01 par value each and 150,000,000,000 Class B ordinary shares of US$0.01 par value each by the creation of 41,099,958,900,000 Class A ordinary shares of US$0.01 par value each and 149,999,850,000 Class B ordinary shares of US$0.01 par value each (the “Share Capital Increase”).

●	It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US$412,500,000,000 divided into 41,100,000,000,000 Class A ordinary shares of US$0.01 par value each and 150,000,000,000 Class B ordinary shares of US$0.01 par value each to US$41,250 divided into 41,100,000,000,000 Class A ordinary shares of US$0.000000001 par value each and 150,000,000,000 Class B ordinary shares of US$0.000000001 par value each by the taking of the following steps (together, the “Share Capital Reduction and Reorganisation”):

(a)	the par value of each issued and outstanding Class A ordinary share of par value US$0.01 and Class B ordinary share of par value US$0.01 in the share capital of the Company being reduced to US$0.000000001 by cancelling US$0.009999999 of the paid-up capital on each issued and outstanding Class A ordinary share of par value US$0.01 and Class B ordinary share of par value US$0.01 (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US$0.000000001 following the Capital Reduction;

(b)	the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)	immediately following the Capital Reduction, each authorised but unissued Class A ordinary share of par value US$0.01 being subdivided into 10,000,000 Class A ordinary shares of par value US$0.000000001 each and each authorised but unissued Class B ordinary share of par value US$0.01 being subdivided into 10,000,000 Class B ordinary shares of par value US$0.000000001 each (together, the “Subdivision”); and

(d)	immediately following the Subdivision, the authorised share capital of the Company being altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.000000001 each and unissued Class B ordinary shares of par value US$0.000000001 each that will result in the Company having authorised share capital of US$41,250 divided into 41,100,000,000,000 Class A ordinary shares of US$0.000000001 par value each and 150,000,000,000 Class B ordinary shares of US$0.000000001 par value each (the “Cancellation”).

●

It is resolved, as a special resolution, that, subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum and articles of association, in the form of Appendix A attached to the Notice and Proxy Statement delivered to shareholders and dated September 28, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganisation.

●	It is resolved, as an ordinary resolution with effect 10 clear days after the effectiveness of the Share Capital Reduction and Reorganisation or such later date as approved by The Nasdaq Stock Market LLC, that:

(a)	the authorised, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating (i) every 100 Class A ordinary shares with a par value of US$0.000000001 each into one Class A ordinary share with a par value of US$0.0000001 and (ii) every 100 Class B ordinary shares with a par value of US$0.000000001 each into one Class B ordinary share with a par value of US$0.0000001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$41,250 divided into 41,100,000,000,000 Class A ordinary shares of US$0.000000001 par value each and 150,000,000,000 Class B ordinary shares of US$0.000000001 par value each to US$41,250 divided into 411,000,000,000 Class A ordinary shares of US$0.0000001 par value each and 1,500,000,000 Class B ordinary shares of US$0.0000001 par value each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

●

It is resolved, as a special resolution, that, subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form of Appendix B attached to the Notice and Proxy Statement delivered to shareholders and dated September 28, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

●	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

A copy of the amended and restated articles of association of the Company reflecting the Share Capital Reduction and Reorganisation is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Association of Chanson International Holding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: October 27, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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